Exhibit 1.01
Conflict Minerals Report

I.	INTRODUCTION
This Conflict Minerals Report for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2016 to December 31, 2016.
Rule 13p-1 is applicable to SEC issuers that manufacture products where “conflict minerals are necessary to the functionality or production” of the product.1 This regulation requires SEC registrants to disclose annually through the Form SD whether certain minerals (namely tin, tungsten, tantalum, and gold, collectively known as “Conflict Minerals” or “3TG”) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). In certain circumstances, this regulation also requires companies to furnish annually to the SEC a public report outlining the due diligence exercised by the company to determine the source and origin of 3TGs in the product(s) they produce.2
In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).3
Forward-Looking Statements
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, “Future Due Diligence Considerations” in Part IV.

__________________________
1 SEC Final Rule p.71
2 SEC Final Rule p.71
3 OECD (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY
For 2016, we again engaged Assent Compliance (also referred to herein as “Assent”) to assist with our conflict minerals program. Acting on our behalf, Assent conducted the supplier survey portion of our reasonable country of origin inquiry (“RCOI”). The survey employed the Conflict Minerals Reporting Template, version 4.10 or greater (the “CMRT”), developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative (“EICC-GeSI”). The CMRT was developed to facilitate general disclosures and information regarding smelters that provide materials to the supplier. It includes questions regarding the supplier’s conflict-free sourcing policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier. Non-responsive suppliers were contacted a minimum of five times by the Assent manager, including follow up communications from the supply chain team. The Company’s project manager pre-approved correspondence sent by the Assent Compliance system.
After Assent completed all communications as detailed above in connection with the initial survey, the suppliers who had not yet responded representing the highest spend by the Company were contacted via email and phone by the Company’s procurement team members in order to encourage these suppliers’ response.
Assent Compliance’s communications include training and education on the completion of the CMRT form as well as access to “Assent University,” which is a platform designed to address any remaining supplier questions. Assent provided foreign language support for our international suppliers, which included translating survey requests into multiple languages and, upon request, making available experts who are fluent in other languages in its live chat room.
Suppliers that required additional information or clarification in order to complete their response were escalated to the Company’s project manager for direct assistance. The project manager also contacted certain non-responsive suppliers towards the end of the RCOI.
As a result of all the actions undertaken during the RCOI, the Company received survey responses from 67% of our 2016 in-scope suppliers, representing 86% of our in-scope spend.

III.	DUE DILIGENCE PROGRAM
Design of Due Diligence Measures
Our conflict minerals due diligence framework has been designed to be in line with the steps of the OECD Guidance, as applicable for downstream companies (as the term is defined in the OECD Guidance), in all material respects. In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:

1.	Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.	Identify and assess conflict minerals risks in our supply chain;

3.	Design and implement strategies to respond to conflict minerals risks identified;

4.	Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations; and

5.	Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed
As our RCOI indicated that some of our products contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above. This section outlines what each step of our process covered, followed by the procedures we performed to address these requirements.
Step One: Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance
Thermo Fisher maintains strong management systems for conflict minerals through the ongoing existence of a cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal and sourcing departments, and we continue to employ a dedicated project manager for this process. The project manager provides monthly updates on the program status to appropriate members of management.
Among the elements of our company management systems are:

•	A Conflict Minerals Statement that describes how we are meeting our objective for the responsible sourcing of materials in our products;

•
A supplier code of conduct that requires suppliers to design and implement reasonable processes to ensure that the products supplied to the Company will eventually be “DRC Conflict-Free,” and to assist us with our conflict minerals compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative;

•	A grievance mechanism for suppliers and others to report conflict minerals issues to the extent they exist; and

•	Specific language in our forms of master supplier agreements and purchasing terms and conditions requiring suppliers to comply with our supplier code of conduct.
Our contract language, supplier code of conduct, standard operating procedure, and conflict minerals statement are reviewed annually by the project stakeholder group and revised as needed.
Our supplier code of conduct, Company statement, SEC Form SD and other conflict minerals documents are located on our public website at:
http://corporate.thermofisher.com/en/responsibility/resources.html.

We continue to engage a major international accounting firm (the “Conflict Minerals Consultants”) to assist us in enhancing our conflict minerals program and we continue to engage Assent Compliance to assist with the management of the Company’s conflict minerals program.
In line with the future due diligence considerations indicated in the Conflict Minerals Report for the 2015 reporting period (the “2015 Conflict Minerals Report”) and to ensure suppliers understand our expectations, we have provided both video training and documented instructions through Assent Compliance. Additionally, the Company, with the assistance of our Conflict Minerals Consultants and Assent Compliance, conducted its third annual interactive supplier webinar, providing our suppliers with an update on conflict minerals as well as updated information on our process and our expectations.

Step Two: Identify and assess conflict minerals risks in our supply chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for the Company to identify actors upstream from our direct suppliers.
We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the source of 3TG contained in those materials or components.
In an effort to improve our supply chain due diligence for this reporting year, we enhanced our scoping approach to identify a more optimal subset of our supply base. This was accomplished by enlisting our product commodity experts to assign 3TG risk levels for each product commodity classification in their respective areas of expertise. In line with the “future considerations” indicated in our 2015 Conflict Minerals Report, our commodity experts reviewed the results of our 2014 and 2015 surveys to support the reassignment of 3TG risk levels for our commodity classifications. In addition to the assessment and reassignment of 3TG risk levels, we eliminated parts from our survey that suppliers previously reported did not contain 3TG for at least two consecutive years. Further, we eliminated some suppliers that provided parts that we determined to be lower risk, with respect to containing conflict minerals. As a result of this process, we reduced the total number of in-scope suppliers by 65% from 6,280 in 2015 to 2,157 in 2016, allowing the company to focus its due diligence efforts on the suppliers that most likely provide 3TG.
We provided each in-scope supplier a copy of the EICC-GeSI reporting CMRT to complete for purposes of conflict minerals tracking. Furthermore, we reviewed supplier responses contained in their CMRTs with specific suppliers where we needed clarification.
Step Three: Design and implement strategies to respond to conflict minerals risks identified
In response to this risk assessment, the Company has developed a risk management plan through which the project team manages our conflict minerals program.
Our mitigation process is triggered when a supplier falls into one of the following categories (which we refer to as being a "high risk supplier"):

•	Suppliers that do not respond;

•	Suppliers that refuse to commit to strengthening their program; and

•	Suppliers that source from non compliant smelters as identified by the Conflict-Free Sourcing Initiative (“CFSI”).
The Company’s procurement teams are provided with a list of suppliers that fall into any of the above categories. Suppliers that fail to implement remediation steps are escalated to our business units for further action, including procurement decisions.
For the third consecutive reporting period, our 2016 program incorporated automated data validation to increase the accuracy of submissions and to identify any contradictory answers in the CMRT. Suppliers with incomplete responses were contacted again and encouraged to resubmit a revised CMRT.
Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters and refiners nor do we perform or direct audits of these entities within our supply chain. Assent Compliance compared the facilities listed in the responses to the list of smelters maintained by the CFSI. If a supplier indicated that the facility was certified as “Conflict-Free,” Assent Compliance confirmed that the name was listed by the CFSI. We are working with Assent Compliance to validate the smelter/refiner entries from the submitted CMRTs that are not certified as “Conflict-Free” by the CFSI, including through our involvement in the CFSI as outlined in Step Four.
We continue to evaluate the strength of our suppliers’ programs, using the following criteria:

•	Whether the supplier has a policy in place that addresses conflict minerals sourcing;

•	Whether the supplier has implemented due diligences measures for conflict-free sourcing; and

•	Whether the supplier requests smelter names from their suppliers.
For the 2016 reporting period, a supplier’s program was deemed weak if it did not contain all three of the above criteria. Suppliers with weak programs are tracked in the Assent system and monitored for future improvement. We also began tracking the progress of suppliers that committed to strengthening their program during the 2015 reporting period. To date, 26 suppliers have strengthened their program since the 2015 reporting period, representing over one third of the suppliers that had given us a commitment to do so.
Also in 2016, we requested that suppliers that provided their CMRT prior to year end but introduced new parts over the course of 2016 certify as to whether the addition of these parts impacted their survey responses.
Additionally, for the second consecutive year, we are requiring new product development suppliers to provide a conflict minerals response as a prerequisite for activation. Our procurement teams are instructed to search for alternate new product suppliers if the original new product supplier does not provide a conflict minerals response. Prequalifying new suppliers identifies potential uncooperative suppliers before we begin purchasing parts that may contain conflict minerals.
Step Four: Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations
As a member of the CFSI, we leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP independently audits the source, including mines of origin and chain of custody of the 3TG minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent audit has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines.
In order to further the efforts of the CFSI, we are participating on the CMRT team that is revising and testing future conflict minerals survey templates and we are members of the due diligence practice team which has developed “good practice” guides for encouraging supplier compliance.
Additionally, the CFSI developed content for general supplier training on conflict minerals due diligence, reporting requirements, and supply chain risks. These training modules are recorded and posted to the CFSI’s eLearning Academy (which is free and available to the public).  The CFSI has also developed training targeting smelters interested in undergoing a CFSP audit.

Step Five: Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1
Based on the results of the supplier survey and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This document has been prepared to describe the steps of our conflict minerals process and has been reviewed and approved by the Company’s General Counsel. This report is posted on our public website at: http://corporate.thermofisher.com/en/responsibility/resources.html.
To facilitate other companies in their reporting, we also reported the results of our RCOI and supplier due diligence to our customers who solicited a conflict minerals response using the CMRT.
Report of Independent Private Sector Auditor
Pursuant to SEC Rule 13p-1, we were not required to have an independent private sector audit for this report. However, in line with the future due diligence considerations outlined in the 2015 Conflict Minerals Report, during 2016 the Company conducted a series of process walkthroughs with our internal audit department in order to assess the effectiveness of our due diligence design and our alignment with the OECD Guidance, as well as whether it is auditable in future years.
We will continue to develop and build upon our due diligence measures for the current year to increase supplier response and further understand the smelters within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS
In order to improve on our supply chain due diligence practices from the current year, we plan to incorporate the following measures, among others, for compliance in future years:

•
Continue to ensure we have surveyed an optimal subset of our supply base by utilizing the survey results from the past three years to help our commodity experts make a more informed decision on project scoping;

•	Include conflict minerals compliance on the agenda at meetings with our “relationship” suppliers;

•	Utilize techniques described in the CFSI’s supplier guidance to encourage compliance;

•	Continue to strengthen our supplier due diligence by expanding supplier training opportunities through Assent University; and

•
Continue to collaborate with the CFSI and Assent Compliance to confirm which facilities identified by our supply chain are actual smelters and refiners and which smelters and refiners are in the supply chains for our products.

V.	DUE DILIGENCE RESULTS

We began our inquiry by focusing on the 858 suppliers who reported the use of 3TG in their products (“3TG Suppliers”). Of the 858 3TG Suppliers, 228 of these were deemed “high risk” for meeting one or more of our “high risk” criteria described above under Step 3. We do not know how many of the smelters reported by these 228 suppliers are actually in our supply chain as most of these suppliers report by aggregating all activity. Nonetheless, all 228 3TG Suppliers underwent further due diligence on the source and chain of custody of conflict minerals in their products. We were able to clear 29 of these 3TG Suppliers (e.g., the 3TG Supplier's 3TG was not included in our products and the supplier submitted a new CMRT; or the existence of a "high risk" actor in that supplier's supply chain was inadvertently included in its CMRT, which was then corrected). The remaining 197 “high risk” 3TG Suppliers either have not yet responded to our follow-up inquiries or we were otherwise unable to clear with certainty.

Thermo Fisher’s “high risk” 3TG Suppliers have reported to us the inclusion in their supply chain of 3TG from more than 99% of the smelter facilities in the world (as recognized by the CFSI). We do not believe that all of these facilities are contributing to the production of Thermo Fisher products. However, the potential over-reporting of smelter facilities is a function of our products containing components several steps removed from the facilities and intermediate suppliers failing to provide customer/product-specific CMRTs to our direct suppliers.
Efforts to Determine Mine or Location of Origin
We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter identification information. This information will enable the validation of these smelters as well as the tracing of the 3TGs to their location of origin. We have determined that seeking this information regarding smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. To date, we only have partial information and we are working to validate the remaining smelter information to accurately determine the mine and location of origin of the 3TG contained in our products.